Exhibit 99.110

ABRIDGEMENT CERTIFICATE

TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Financial Services Regulation Division of Newfoundland and Labrador
Prince Edward Island Securities Office
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Nunavut
Office of the Yukon Superintendent of Securities
Autorité des marchés financiers, Québec
RE:	Special Meeting of the Shareholders of Elemental Altus Royalties Corp. to be held on November 4, 2025 (the “Meeting”)

I, Frederick Bell, Chief Executive Officer of Elemental Altus Royalties Corp. (the “Corporation”), hereby certify for and on behalf of the Corporation and not in my personal capacity and without personal liability, that, with respect to the Meeting, the Corporation has:

(a)	relied on section 2.20 of National Instrument 54-101 of the Canadian Securities Administrators (the “Instrument”) to abridge the time prescribed in subsection 2.2(1) and subsection 2.5(1) of the Instrument;

(b)	arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of the Instrument; and

(c)	arranged to have carried out all of the requirements under the Instrument in addition to those described in paragraph (b) above, or shall otherwise comply with the provisions of any exemptive relief to be granted by the applicable Canadian Securities Administrators in respect of such requirements as a result of the suspension of postal services by Canada Post announced on September 25, 2025, and subject to the compliance by intermediaries and proximate intermediaries of their obligations under the Instrument.

DATED this 3rd day of October, 2025.

(signed) “Frederick Bell”
Name:	Frederick Bell
Title:	Chief Executive Officer